Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption "Experts" in the Registration Statement (Form S-4) and related Prospectus of HP Inc. for the registration of its 1.450% Notes due 2026 and 2.650% Notes due 2031 and to the incorporation by reference therein of our reports dated December 9, 2021 with respect to the consolidated financial statements of HP Inc. and subsidiaries and the effectiveness of internal control over financial reporting of HP Inc. and subsidiaries, included in its Annual Report (Form 10-K) for the year ended October 31, 2021 filed with the Securities and Exchange Commission.

/s/ ERNST & YOUNG LLP
San Jose, California
December 9, 2021